Filed by OpenPayd Global Holdings Limited

Pursuant to Rule 425

under the Securities Act of 1933, as amended

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Titan Acquisition Corp

Commission File No.: 001-42590

OpenPayd Announces Filing of Registration Statement on Form F-4 in Connection with its Proposed Business Combination with Titan Acquisition Corp (Nasdaq: TACH).

Transaction expected to result in OpenPayd becoming a Nasdaq-listed public company under the ticker symbol “OP”.

Combined company expected to have an implied pro forma equity value exceeding $1 billion, with up to approximately $276 million in gross proceeds available from Titan’s trust account, assuming no redemptions by Titan public shareholders.

LONDON & NEW YORK--(BUSINESS WIRE)--OpenPayd Global Holdings Limited (“PubCo”), OpenPayd Holdings Limited (“OpenPayd” or the “Company”), a global financial infrastructure platform for programmable money movement, and Titan Acquisition Corp (“Titan”) (Nasdaq: TACH, TACHU, TACHW), a publicly traded special purpose acquisition company focused on high-growth financial technology businesses, today announced that PubCo has filed a registration statement on Form F-4 with the U.S. Securities and Exchange Commission (the “SEC”) in connection with the previously announced proposed business combination among OpenPayd, PubCo and Titan.

The registration statement contains a preliminary proxy statement/prospectus in connection with the proposed business combination and, after the registration statement is declared effective by the SEC, the definitive proxy statement/prospectus will be mailed to Titan shareholders as of the record date to be established for voting on the proposed business combination. The filing of the registration statement represents an important step toward completing the transaction, which is expected to result in OpenPayd becoming a publicly traded company listed on the Nasdaq Stock Market under the ticker symbol “OP,” subject to satisfaction or waiver of customary closing conditions, including approval by Titan shareholders, effectiveness of the registration statement and approval for listing of the combined company’s securities on Nasdaq.

OpenPayd and Titan previously announced that they had entered into a definitive business combination agreement dated June 1, 2026. Under the terms of the business combination agreement, Titan will merge with and into PubCo, with PubCo surviving the merger, and PubCo will acquire the issued share capital of OpenPayd. Upon completion of the proposed business combination, OpenPayd is expected to become a wholly owned subsidiary of PubCo, and PubCo is expected to be the publicly listed parent company of the combined business. The transaction contemplates aggregate consideration to OpenPayd shareholders based on a value of $800 million, less a share-based transaction fee payable to an adviser, and is expected to provide OpenPayd with up to approximately $276 million in gross proceeds from Titan’s trust account, assuming no redemptions by Titan public shareholders and before payment of transaction expenses.

OpenPayd is a financial infrastructure platform focused on programmable money movement, connecting traditional financial rails with digital asset networks. Through a single API, OpenPayd enables businesses to access global accounts, FX, domestic and cross-border payments, open banking capabilities and stablecoin on- and off-ramp infrastructure. OpenPayd has reported more than $85 million in annualized recurring revenue as of March 2026 and more than $240 billion in annualized transaction volume, and serves customers across numerous jurisdictions, including businesses operating in the digital assets, trading, payments and embedded finance sectors.

The proposed business combination has been approved by the boards of directors of OpenPayd and Titan and is expected to close in the fourth quarter of 2026, subject to the satisfaction or waiver of customary closing conditions, including the effectiveness of the registration statement, approval by Titan shareholders, receipt of applicable regulatory approvals, approval of PubCo’s securities for listing on Nasdaq and satisfaction of a minimum aggregate transaction proceeds condition of $130 million. Titan and OpenPayd have also entered into certain related agreements in connection with the proposed business combination, including shareholder support arrangements, sponsor support arrangements and sponsor earnout arrangements designed to align incentives with the long-term performance of the combined company.

About OpenPayd

OpenPayd is a global financial infrastructure platform for programmable money movement. OpenPayd provides embedded finance infrastructure, including accounts, foreign exchange, domestic and cross-border payments, open banking and stablecoin on- and off-ramp capabilities through a single API. OpenPayd’s platform is designed to enable businesses to build, launch and scale financial products while accessing regulated financial infrastructure across multiple jurisdictions and payment rails. OpenPayd is headquartered in London and serves customers across global payments, digital assets, trading, embedded finance and other technology-enabled financial services markets.

About Titan Acquisition Corp

Titan Acquisition Corp is a Cayman Islands exempted company and special purpose acquisition company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. Titan is focused on partnering with high-growth financial technology and financial services infrastructure businesses. Titan’s securities are listed on the Nasdaq Stock Market under the ticker symbols “TACH,” “TACHU” and “TACHW.”

FORWARD-LOOKING STATEMENTS

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995.

Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements include, but are not limited to, statements regarding expectations of OpenPayd or Titan concerning the outlook for their business, productivity, plans and goals for future operational improvements and capital investments, operational performance, future market conditions or economic performance and developments in the capital and credit markets, as well as any information concerning possible, assumed, estimated or expected future operations and future financial performance of OpenPayd. Forward-looking statements also include statements regarding the expected benefits of the proposed transaction. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of management of Titan, OpenPayd and Titan Acquisition Sponsor Holdco LLC (the “Sponsor”) and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Titan, OpenPayd and the Sponsor.

You should carefully consider the risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Titan’s final prospectus relating to its initial public offering dated April 8, 2025, its subsequent filings with the SEC and in the definitive proxy statement to be delivered to Titan’s shareholders and related registration statement on Form F-4, including those set forth under “Risk Factors” therein, and other documents filed or to be filed with the SEC by Titan. These filings would identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements.

These forward-looking statements are subject to a number of risks and uncertainties, including, but not limited to, changes in domestic and foreign business, market, financial, political, and legal conditions; the inability of the parties to successfully or timely consummate the proposed transaction, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could materially and adversely affect the combined company or the expected benefits of the proposed transaction or that the approval of shareholders is not obtained; failure to realize the anticipated benefits of the proposed transaction; risks relating to the uncertainty of the projected financial information with respect to OpenPayd; any downturn or volatility in economic conditions, including inflation; risks related to the rollout of OpenPayd’s business and the timing of expected business milestones, and to relationships with customers; the effects of competition on OpenPayd’s future business; risks related to OpenPayd’s ability to protect its intellectual property and avoid infringement by others, or claims of infringement against it; disruption of OpenPayd’s relationships with its customers, business partners and others resulting from the announcement of the proposed transaction; the amount of redemption requests made by Titan’s public shareholders; the ability of Titan or the combined company to issue equity or equity-linked securities in connection with the proposed transaction or in the future. If any of these risks materialize or OpenPayd’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Titan nor OpenPayd presently know or that they currently believe are immaterial that could also cause actual results to differ, potentially materially, from those contained in or implied by the forward-looking statements. In addition, forward-looking statements reflect Titan’s and OpenPayd’s expectations, plans or forecasts of future events and views as of the date of this communication.

There may be additional risks that Titan and OpenPayd do not presently know or that they currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. While Titan or OpenPayd may elect to update these forward-looking statements at some point in the future, Titan and OpenPayd specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Titan’s or OpenPayd’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Annual Recurring Revenue

This communication discusses annual recurring revenue (“ARR”), which is a key performance measure used by management to monitor the growth and trajectory of OpenPayd's business. OpenPayd defines ARR as the annualized value of all active recurring customer contracts in effect as of the end of the applicable reporting period, calculated by dividing the contract value by the number of days in the contract term and multiplying by 365. ARR excludes non-recurring fees, one-time implementation and professional services fees, transaction-volume overages and other revenue that is not contractually recurring in nature. ARR is presented as a supplemental operational metric and is not a measure of financial performance prepared in accordance with IFRS. ARR should be viewed independently of, and not as a substitute for or combined with, revenue, deferred revenue or any other measure presented in OpenPayd’s financial statements. ARR does not represent OpenPayd’s revenue under IFRS on an annualized basis and is not a forecast of future revenue, which can be impacted by, among other things, contract start and end dates, customer renewal rates, transaction volumes, foreign exchange and other factors. Investors should not place undue reliance on ARR as an indicator of OpenPayd’s future or expected results. ARR does not have a standardized meaning and is therefore unlikely to be comparable to similarly titled measures presented by other companies. There is no IFRS measure that is directly comparable to ARR, and accordingly OpenPayd has not reconciled ARR in this communication to any IFRS financial measure.

Additional Information and Where to Find It

This communication relates to the proposed transaction. This communication does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed transaction, a registration statement on Form F-4 will be filed with the SEC, which will include a proxy statement and a prospectus of Titan, and each party will file other documents with the SEC regarding the proposed transaction. A definitive proxy statement/prospectus will also be sent to Titan’s shareholders, seeking any required shareholder approval. Before making any voting or investment decision, investors and security holders of Titan and potential investors in the post-business combination combined company are urged to carefully read the entire registration statement and proxy statement/prospectus, when they become available, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the proxy statement/prospectus, and all other relevant documents filed or that will be filed with the SEC by OpenPayd and/or Titan through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by Titan may be obtained free of charge from Titan’s website at https://www.titan-spac.com/investor-information or by written request to Titan at Titan Acquisition Corp., c/o Winston & Strawn LLP, 800 Capitol St. STE 2400, Houston, Texas 77002.

Participants in the Solicitation

Titan, OpenPayd and their respective directors, managers and officers may be deemed participants in the solicitation of proxies of shareholders in connection with the proposed transaction. Titan shareholders and other interested persons may obtain more detailed information regarding the directors, managers and officers of Titan in Titan’s filings with the SEC, which may be obtained, without charge, on the website maintained by the SEC at www.sec.gov. Additional information will be available in the definitive proxy statement included in the registration statement when it becomes available.

No Offer or Solicitation

This communication relates to the proposed transaction and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom, and otherwise in accordance with applicable law.

Contacts

For OpenPayd:

Media: Michael Treacy Burson Buchanan openpayd@bursonbuchanan.com

For Titan Acquisition Corp:

Investor Relations: Adeel Rouf adeel@titan-spac.com

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